                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*


                               HANNAFORD BROS. CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.75 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   510550 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Lester C. Nail
                         Vice President of Legal Affairs
                                 Food Lion, Inc.
                              2110 Executive Drive
                                  P.O. Box 1330
                            Salisbury, NC 28145-1330
                                 (704) 633-8250
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 17, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No.         510550 10 7

-----------------------------------------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Food Lion, Inc.          56-0660192
-----------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [ ]

                  (b) [ ]
-----------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only
-----------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)                               OO   (1)
-----------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]
-----------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization                       North Carolina
-----------------------------------------------------------------------------------------------------------------

------------------- ---------------------------------------------------------------------------------------------

                    7.     Sole Voting Power                     0
Number of           ---------------------------------------------------------------------------------------------
Shares Bene-
ficially Owned      8.     Shared Voting Power                   10,418,565   (2)
by Each             ---------------------------------------------------------------------------------------------
Reporting
Person With         9.     Sole Dispositive Power                0
                    ---------------------------------------------------------------------------------------------

                    10.    Shared Dispositive Power              0
-----------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 10,418,565
-----------------------------------------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [ ]

-----------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)                  24.7%
-----------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)
                  CO
-----------------------------------------------------------------------------------------------------------------

(1)      See Item 3 hereof.

(2) Beneficial ownership of these shares is being reported as a result of the Voting Agreement, which is described in Item 4 hereof. Food Lion, Inc. disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Act, as amended. See Item 5 hereof.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement" or this "Schedule 13D") relates to the common stock, par value $.75 per share (the "Company Common Stock"), of Hannaford Bros. Co., a Maine corporation (the "Company"). The principal executive offices of the Company are located at 145 Pleasant Hill Road, Scarborough, Maine 04074.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c), (f) This statement is being filed by Food Lion, Inc., a North Carolina corporation ("Food Lion" or the "Reporting Person"). Food Lion's principal executive offices are located at 2110 Executive Drive, Salisbury, North Carolina 28144. Food Lion operates a chain of retail food supermarkets principally in the southeastern United States. The name, business address, present principal occupation and citizenship of each executive officer and director of Food Lion are set forth on Schedule A hereto which is incorporated herein by this reference.

         As of July 26, 1999, Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize `Le Lion'"), a Belgian corporation, and its wholly owned subsidiary, Delhaize The Lion America, Inc., a Delaware corporation ("Detla"), owned in the aggregate 41.2% and 54.6%, respectively, of the outstanding Class A Common Stock and the Class B Common Stock of Food Lion. Delhaize "Le Lion" is engaged primarily in the operation of supermarkets located in Belgium and supplied by its own warehouse facilities, the operation of other retail food outlets and the packaging, distribution and sale of wine, food and food products. The principal executive offices of Delhaize "Le Lion" are located at rue Osseghem, 53, 1080 Brussels, Belgium. The name, business address, present principal occupation and citizenship of each executive officer and director of Delhaize "Le Lion" are set forth on Schedule B hereto which is incorporated herein by this reference.

         Detla is a holding company engaged solely in holding shares of Food Lion and Super Discount Markets, Inc., a corporation that owns and operates Cub Foods, a grocery chain of supermarkets in the Atlanta, Georgia area. Detla's principal executive offices are located at Atlanta Plaza, Suite 2160, 950 East Paces Ferry Road, Atlanta, Georgia 30326. The name, business address, present principal occupation and citizenship of each executive officer and director of Detla are set forth on Schedule C hereto which is incorporated herein by this reference.

         Other than Delhaize "Le Lion", Detla and the executive officers and directors of Food Lion, Delhaize "Le Lion" and Detla, there are no persons or corporations controlling or ultimately in control of Food Lion.

         (d) - (e) During the last five years, to the best knowledge of the Reporting Person, none of the Reporting Person, Delhaize "Le Lion", Detla or their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such corporations or such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As an inducement for Food Lion to enter into the Merger Agreement (as defined in Item 4 hereof), certain of the stockholders of the Company entered into a Voting Agreement (as defined in Item 4 hereof) representing 10,418,565 of the outstanding shares of Company Common Stock (see Item 4 hereof). Food Lion did not pay additional consideration to the Empire Stockholders (as defined in Item 4 hereof) in connection with the execution and delivery of the Voting Agreement beyond the consideration described in the Stock Exchange Agreement (as defined in Item 4 hereof). Based on the number of shares of Company Common Stock outstanding as of August 16, 1999 (as represented by the Company on page 13 of the Merger Agreement), the total number of shares of Company Common Stock subject to this Voting Agreement represents 24.7% of the outstanding shares of Company Common Stock.

         References to, and descriptions of, the Merger Agreement, the Stock Exchange Agreement and the Voting Agreement, respectively, as set forth in this
Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Exchange Agreement and the Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (b) Food Lion entered into the Merger Agreement, the Stock Exchange Agreement and the Voting Agreement with the intent of acquiring control of, and the entire common equity interest in, the Company.

THE MERGER AGREEMENT.

         Food Lion, the Company and FL Acquisition Sub, Inc., a Maine corporation and a wholly-owned subsidiary of Food Lion ("Merger Subsidiary"), have entered into an Agreement and Plan of Merger, dated as of August 17, 1999 (the "Merger Agreement"), pursuant to which the parties have agreed that Merger Subsidiary will complete a merger with and into the Company (the "Merger"), whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall continue as the surviving corporation in the Merger.

         The Merger Agreement provides that each outstanding share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (as defined on page 2 of the Merger Agreement), other than shares owned by Food Lion (which will include the shares received by Food Lion from the Empire Stockholders pursuant to the Stock Exchange Agreement) or shares held by persons who properly have demanded appraisal of their shares under applicable law, will be converted into the right to receive (A) $79 in cash, without interest, or (B) the number of fully paid and non-assessable shares of Class A common stock ("Food Lion Common Stock") of Food Lion equal to $79 divided by (i) the average of the per share last sales prices, regular way (rounded to 4 decimal points) of Food Lion Common Stock as reported on the New York Stock Exchange, Inc. (the "New York Stock Exchange") composite transactions reporting system as reported in the New York City edition of The Wall Street Journal, or, if not reported therein, another authoritative source, for the ten consecutive trading days prior to (but not including) the closing date of the Merger (the "Food Lion Average Stock Price") or (ii) $9, whichever is higher.

         The aggregate number of shares of Company Common Stock to be converted into the right to receive cash in the Merger (the "Cash Election Number") will be 27,316,686 shares (representing 86% of the outstanding shares of Company Common Stock as of August 16, 1999 excluding the shares to be exchanged by the Empire Stockholders pursuant to the Stock Exchange Agreement) plus 86% of any shares of Company Common Stock issued after the date of the Merger Agreement pursuant to the exercise of Company stock options outstanding at the date of the Merger Agreement. The remaining number of shares of Company Common Stock outstanding immediately prior to the Effective Time (the "Stock Election Number") will be converted into the right to receive Food Lion Common Stock in the Merger. There were 42,182,153 shares of Company Common Stock outstanding on August 16, 1999 (as reported by the Company in the Merger Agreement).

         Shareholders of the Company will have the right to elect cash or Food Lion Common Stock in respect of each of their shares of Company Common Stock. Elections in excess of the Cash Election Number or Stock Election Number will result in allocations on a pro-rata basis pursuant to the procedures set forth in the Merger Agreement.

         The board of directors of the Company has approved and adopted the Merger and the Merger Agreement. Pursuant to the Merger Agreement, the Company will be required to submit the Merger Agreement to the Company's stockholders for approval and adoption at a special meeting of stockholders convened for that purpose. The Merger Agreement must be approved by the vote of the holders of a majority of the outstanding stock of the Company entitled to vote. Pursuant to the Voting Agreement, the Empire Stockholders shall vote the shares covered by the Voting Agreement, approximately 24.7% of the outstanding Company Common Stock, in favor of the Merger Agreement.

THE STOCK EXCHANGE AGREEMENT.

         In connection with the execution of the Merger Agreement, Food Lion entered into a Stock Exchange Agreement, dated as of August 17, 1999, with Empire Company Limited, a Canadian company, and E.C.L. Investments Limited, a Canadian company (collectively, the "Empire Stockholders") (the "Stock Exchange Agreement"). Pursuant to the Stock Exchange Agreement, immediately prior to the closing of the Merger, the Empire Stockholders will exchange 10,418,565 shares of their Company Common Stock for aggregate consideration of $823,066,635 (the "Total Consideration"), determined and payable as follows: (A) $365,000,000 (the "Share Consideration") payable in Food Lion Common Stock, with the number of shares of Food Lion Common Stock to be delivered to the Empire Stockholders being calculated as $365,000,000 divided by the Food Lion Average Stock Price or $9, whichever is greater and (B) an amount in cash (the "Cash Consideration") equal to the difference between the Total

Consideration and the Share Consideration. Empire Stockholders may elect to adjust, upwards or downwards, the cash and stock mix of the Total Consideration, provided that the Share Consideration may in no event be less than $315,000,000 (subject to adjustment as set forth in the Stock Exchange Agreement) or in excess of $421,000,000.

THE VOTING AGREEMENT.

         In connection with the Merger Agreement and as an inducement to Food Lion's willingness to enter into the Merger Agreement, Food Lion has entered into a Voting Agreement with the Empire Stockholders, dated as of August 17, 1999 (the "Voting Agreement"), pursuant to which, among other things, the Empire Stockholders agreed to vote 10,418,565 of their shares of Company Common Stock (representing approximately 24.7% of the outstanding Company Common Stock) in favor of the Merger and related matters and against certain competing transactions that may be proposed. The Empire Stockholders retain the right to vote the shares covered by the Voting Agreement on all other matters that may be brought before stockholders of the Company, provided that such vote is not inconsistent with the purposes of the Voting Agreement. In addition, the Voting Agreement generally provides that the Empire Stockholders may not sell, transfer, assign or otherwise dispose of, directly or indirectly, any of the shares of Company Common Stock covered by the Voting Agreement, other than sales, transfers, assignments or other dispositions by an Empire Stockholder to a direct or indirectly wholly-owned subsidiary of either Empire Stockholder.

         The Voting Agreement terminates on the earlier to occur of (i) termination of the Merger Agreement, (ii) the agreement of the parties to the Voting Agreement to terminate the Voting Agreement, (iii) the consummation of the Merger and (iv) the date such Empire Stockholder ceases to own any shares of Company Common Stock.

         (c) Not applicable.

         (d) Pursuant to the Merger Agreement, upon consummation of the Merger and until successors are duly elected or appointed and qualified, (i) the directors of the Company shall be the directors of Merger Subsidiary at the Effective Time, and (ii) the officers of the Company shall be the existing officers of the Company at the Effective Time.

         (e) Other than as a result of the Merger described in Item 4(a) - (b) above, Food Lion does not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company.

         (f) - (g) Not applicable.

         (h) - (i) Upon closing of the Merger, Company Common Stock will be deregistered under the Act, as amended, and the rules and regulations promulgated thereunder, and delisted from the New York Stock Exchange.

         If the Merger is consummated as planned, Food Lion will authorize for listing on the New York Stock Exchange the shares of Food Lion Common Stock issuable in connection with the Merger, subject to official notice of issuance.

         (j)  Not applicable.

         References to, and descriptions of, the Merger Agreement, the Stock Exchange Agreement and the Voting Agreement, respectively, as set forth in this
Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Exchange Agreement and the Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The information set forth in Item 4 is hereby incorporated herein by reference. Under the Act, as amended, and the rules and regulations promulgated thereunder, Food Lion may be deemed to have shared voting power with respect to the 10,418,565 shares of Company Common Stock covered by the Voting Agreement. These shares represent approximately 24.7% of the outstanding Company Common Stock. To the best knowledge of Food Lion, none of Detla, Delhaize "Le Lion" or the persons listed on Schedules A, B or C hereto beneficially owns any shares of Company Common Stock.

         The number of shares of Company Common Stock that may be deemed beneficially owned: (i) with respect to which there is sole voting power is 0,
(ii) with respect to which there is shared voting power is 10,418,565, (iii) with respect to which there is sole dispositive power is 0, and (iv) with respect to which there is shared dispositive power is 0.

         (c) Except as set forth in Item 4, no transactions in Company Common Stock have been effected during the past 60 days by Food Lion or, to the best knowledge of Food Lion, by Delhaize "Le Lion", Detla or any person listed on Schedules A, B or C hereto.

         (d) - (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Items 2, 4 and 5 hereof is hereby incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this Schedule 13D:

         Exhibit No.
         -----------

         1. Agreement and Plan of Merger, dated as of August 17, 1999, by and among Food Lion, Inc., Hannaford Bros. Co. and FL Acquisition Sub, Inc. (incorporated by reference to Exhibit 2 of Food Lion, Inc.'s Current Report on Form 8-K filed August 19, 1999).

         2. Stock Exchange Agreement, dated as of August 17, 1999, by and among Food Lion, Inc., Empire Company Limited and E.C.L. Investments Limited (incorporated by reference to Exhibit 99.2 of Food Lion, Inc.'s Current Report on Form 8-K filed August 19, 1999).

         3. Voting Agreement, dated as of August 17, 1999, by and among Food Lion, Inc., Empire Company Limited and E.C.L. Investments Limited (incorporated by reference to Exhibit 99.3 of Food Lion, Inc.'s Current Report on Form 8-K filed August 19,
                  1999).

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     FOOD LION, INC.

                                     By:    /s/ Lester C. Nail
                                            ------------------------------------
                                     Name:  Lester C. Nail
                                            ------------------------------------
                                     Title: Vice President of Legal Affairs
                                            ------------------------------------
                                     Dated: August 25, 1999
                                            ------------------------------------







         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   SCHEDULE A

         The directors and executive officers of Food Lion are as follows:

           Name, Title and Business                                    Present Principal Occupation
            or Residential Address                                      or Employment / Citizenship
           ------------------------                                    ----------------------------

Pierre-Olivier Beckers,                                      Chief Executive Officer and President of the Executive
Chairman of the Board of Directors                           Committee of Delhaize "Le Lion"
rue Osseghem, 53                                             / Belgian
1080 Brussels, Belgium

Dr. Jacqueline K. Collamore, Director                        Corporate Consultant / U.S.
5206 Norway Drive
Chevy Chase, Maryland 20815

Jean-Claude Coppieters 't Wallant,  Director                 Group Chief Financial Officer, Secretary of the Board of
rue Osseghem, 53                                             Directors, and Member of the Executive Committee of
1080 Brussels, Belgium                                       Delhaize "Le Lion"
                                                             / Belgian

William G. Ferguson, Director                                Executive Vice President of Snow Aviation International,
Rickenbacker Airport                                         Inc. / U.S.
7201 Paul Tibbets Street
Columbus, Ohio 43217

Dr. Bernard W. Franklin, Director                            President of Virginia Union University, Richmond,
Virginia Union University                                    Virginia / U.S.
1500 North Lombardy Street
Richmond, Virginia 23220

Joseph C. Hall, Jr.,                                         Senior Vice President of Operations and Chief Operating
Director and Senior Vice President                           Officer of Food Lion / U.S.
2110 Executive Drive
Salisbury, North Carolina 28144

Margaret H. Kluttz, Director                                 Director of Food Lion / U.S.
520 South Fulton Street
Salisbury, North Carolina 28144

Bill McCanless,                                              President and Chief Executive Officer of
Director, President and                                      Food Lion / U.S.
Chief Executive Officer
2110 Executive Drive
Salisbury, North Carolina 28144

           Name, Title and Business                                    Present Principal Occupation
            or Residential Address                                     or Employment / Citizenship
           ------------------------                                    ----------------------------

Dominique Raquez, Director                                   Financial Planning, Control and Development Officer and
rue Osseghem, 53                                             Member of the Executive Committee of Delhaize "Le Lion" /
1080 Brussels, Belgium                                       Belgian

Pierre Dumont, Director                                      Secretary of the Executive Committee and Group Human
rue Osseghem, 53                                             Resources Officer of Delhaize "Le Lion" / Belgian
1080 Brussels, Belgium

                                   SCHEDULE B

         The directors and executive officers of Delhaize "Le Lion" are as follows:

                Name, Title and Business                                    Present Principal Occupation
                 or Residential Address                                     or Employment / Citizenship*
                ------------------------                                    ----------------------------

Gui de Vaucleroy,                                            Director of Companies; Retired
Chairman of the Board of Directors
rue Osseghem, 53
1080 Brussels, Belgium

Pierre-Olivier Beckers,                                      Chief Executive Officer and President of the Executive
Director, President and                                      Committee of Delhaize "Le Lion"
Chief Executive Officer
rue Osseghem, 53
1080 Brussels, Belgium

Philippe Stroobant, Director                                 Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Roger Boin, Director                                         Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Charles de Cooman d'Herlinckhove, Director                   Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Marcel Degroof, Director                                     Honorary Banker of Bank Degroof; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Jacques Le Clerq, Director                                   Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Frans Vreys, Director                                        Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

----------------------
* All of the persons listed on this Schedule B are Belgian unless otherwise indicated.

                Name, Title and Business                                    Present Principal Occupation
                 or Residential Address                                     or Employment / Citizenship*
                ------------------------                                    ----------------------------

Raymond Max Boon, Director                                   Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Didier Smits, Director                                       Director of Companies; Managing Director of Sprl
rue Osseghem, 53                                             Papeteries Aubry
1080 Brussels, Belgium

Dominique Raquez, Officer                                    Financial Planning, Control and Development Officer and
rue Osseghem, 53                                             Member of the Executive Committee of Delhaize "Le Lion"
1080 Brussels, Belgium

Jean-Claude Coppieters 't Wallant, Officer                   Secretary of the Board of Directors, Member of the
rue Osseghem, 53                                             Executive Committee and Group Chief Financial Officer of
1080 Brussels, Belgium                                       Delhaize "Le Lion"

Pierre Dumont, Officer                                       Secretary of the Executive Committee and Group Human
rue Osseghem, 53                                             Resources Officer of Delhaize "Le Lion"
1080 Brussels, Belgium

Renaud Cogels, Officer                                       Member of the Executive Committee and General Manager of
rue Osseghem, 53                                             the Benelux Division of Delhaize "Le Lion"
1080 Brussels, Belgium

Arthur Goethals, Officer                                     Member of the Executive Committee and Sales and Marketing
rue Osseghem, 53                                             Officer (Belgium) of Delhaize "Le Lion"
1080 Brussels, Belgium

----------------------
* All of the persons listed on this Schedule B are Belgian unless otherwise indicated.

                                   SCHEDULE C

         The directors and executive officers of Detla are as follows:

                Name, Title and Business                                    Present Principal Occupation
                 or Residential Address                                     or Employment / Citizenship*
                ------------------------                                    ----------------------------

Gui de Vaucleroy, Director                                   Chairman of the Board of Directors of Delhaize "Le Lion"
rue Osseghem, 53
1080 Brussels, Belgium

Jacques Le Clerq, Director                                   Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Gwynne H. Wales,                                             Attorney, White & Case / U.S.
Director and Officer                                         Secretary of Detla
Piyade Sokak No. 18
Portakal Ci cegi Apt. C
Blok Kat 2 06550 Cankaya
Ankara, Turkey

Pierre-Olivier Beckers,                                      Chief Executive Officer and President of the Executive
Director, Chairman, President and                            Committee of Delhaize "Le Lion"
Chief Executive Officer
rue Osseghem, 53
1080 Brussels, Belgium

Jean-Claude Coppieters 't Wallant, Director, Vice            Group Chief Financial Officer, Secretary of the Board of
President, Treasurer and                                     Directors, and member of the Executive Committee of
Assistant Secretary                                          Delhaize "Le Lion"
rue Osseghem, 53
1080 Brussels, Belgium

Michel Duchateau, Officer                                    Accounting Manager of Detla
rue Osseghem, 53
1080 Brussels, Belgium

Dominique Raquez, Director and                               Financial Planning, Control and Development Officer and
Vice President, Financial Planning,                          Member of the Executive Committee of Delhaize "Le Lion"
Control and Development
rue Osseghem, 53
1080 Brussels, Belgium

----------------------

* All of the persons listed on this Schedule C are Belgian unless otherwise indicated.